3/1/2016

SEC 

16021463

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Group Argent Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL + Associates

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, Pierre-Georges Roy swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

GroupArgent Securities LLC, as

of December 31, 2015, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner, Chief Compliance Officer

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
GroupArgent Securities, LLC

We have audited the accompanying financial condition of GroupArgent Securities, LLC as of December 31, 2015 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of GroupArgent Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GroupArgent Securities, LLC as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of GroupArgent Securities, LLC's financial statements. The supplemental information is the responsibility of GroupArgent Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

New York, NY
February 24, 2016

Confidential Treatment Requested per Rule 17A-5(e)(3)

GROUPARGENT SECURITIES, LLC

Statement of Financial Condition

December 31, 2015

Assets	
Cash	$ 248,986
Accounts receivable	20,000
Prepaid FINRA fees	608
Total Assets	269,594
Member Equity	
Member Capital	18,482
Net Income	251,112
Total Member Equity	269,594
Total Liabilities and Member Equity	$ 269,594

The accompanying notes are an integral part of these financial statements

1. Organization and Business

GroupArgent Securities, LLC (the Company) was organized in New York in April, 2005, and is a wholly owned subsidiary of GroupArgent, LLC (the Parent). The Company is a broker dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority – FINRA, and Securities Investor Protection Corporation – SIPC. The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(i) of the Rule.

The Company is engaged in the business of private placements, strategic advisory services and mergers and acquisitions to a select group of customers. The Company holds no customer funds or securities and does not participate in underwriting of securities. The financial statements reflect its own principal transactions and activities.

2. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared inaccordance with generally accepted accounting principles in the United States of America ("US GAAP"). The following is a summary of significant accounting principles used in preparing the financial statements:

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash

At December 31, 2015, cash includes amounts on hand and on deposit at financial institutions.

Revenue Recognition

The Company recognizes revenue from placement fees, success fees and other service fees in the period they are earned and are reasonably assured as collectible.

IncomeTaxes

No provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the Parent.

The authoritative guidance issued by the Financial Accounting Standards Board requires management to determine whether it is more likely than not that a tax position will besustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. Tax penalties and interest, if any, would be accrued as incurred and would be recorded on the statement of operations. The Parent files tax returns as prescribed by the tax laws of the jurisdiction in which it operates. As of December 31, 2015, the Parent's U.S. federal return and state returns for the years 2012 onward are open under the normal statute of limitations. As of December 31, 2015, the Parent did not have any unrecognized tax liabilities on behalf of the Company.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1),which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $248,986, which was $243,986 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.

Advances to affiliates, contributions and distributions and other withdrawals are subject to certain notifications and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

4. Concentrations and Economic Dependency

The Company's revenues are related to fees collected and there is no assurance of future revenues from these funds. Two customers accounted for 74% of revenues in 2015.

The Company maintains its cash in bank and financial institutions deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts thru December 31, 2015. As of December 31, 2015, there were no cash equivalent balances held in any account that were not fully insured.

5. Fair Value of Financial Instruments

Cash and cash equivalents are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

6. Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(3)(2), the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2015 the Company was in compliance with this rule.

7. Related Party Transactions

The expense sharing agreement with its parent was updated in 2015. In 2015 the Company paid to its parent company $489,267 which was for allocated salaries and wages expense of $361,455, rent of $78,375, technology services expenses of $18,325 and other operating expenses of $31,112.